SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on October 29 2008, entitled "StatoilHydro ASA announces consent solicitation relating to outstanding notes ".

StatoilHydro ASA announces consent solicitation relating to outstanding notes

Stavanger, Norway – 29 October 2008. StatoilHydro ASA announced today that it is inviting holders of certain of its outstanding debt securities to approve, by separate extraordinary resolutions, proposed amendments to the terms and conditions (the “Conditions”) of each series of the Notes (as defined below). Adoption of the proposed amendments would permit StatoilHydro ASA to transfer legal ownership of its Norwegian Continental Shelf assets to StatoilHydro Petroleum AS, its wholly-owned subsidiary, thereby simplifying the asset structure of StatoilHydro ASA’s group companies (the “Group”). This transfer would centralize the Group’s Norwegian Continental Shelf assets in a single legal entity and is expected to reduce the administrative and management burden of holding similar assets across separate legal entities. The resulting group structure would be customary for oil and gas companies, including the Group’s market peers. In connection with such transfer, StatoilHydro Petroleum AS would agree to unconditionally and irrevocably guarantee the obligations of StatoilHydro ASA under the Notes.

The consent solicitation relates to StatoilHydro ASA’s €20,000,000 Step-up Notes due 2029 (of which €20,000,000 are outstanding) (the “Euro 2029 Notes”), £225,000,000 6.125 per cent. Notes due 2028 (of which £225,000,000 are outstanding) (the “Sterling Notes”), ¥5,000,000,000 Fixed Rate Notes due 2012 (of which ¥5,000,000,000 are outstanding) (the “Yen Notes”), €500,000,000 5.125 per cent. Notes due 2011 (of which €500,000,000 are outstanding) (the “Euro 2011 Notes”) and U.S.$375,000,000 5.75 per cent. Notes due 2009 (of which U.S.$375,000,000 are outstanding) (the “Dollar Notes”, and together with the Euro 2029 Notes, the Sterling Notes, the Yen Notes and the Euro 2011 Notes, the “Notes”).

Subject to satisfaction of all acceptance conditions, StatoilHydro ASA will make:

  early consent payments of €300 for each €100,000 nominal amount of the Euro 2029 Notes, £3 for each £1,000 nominal amount of the Sterling Notes, ¥300,000 for each ¥100,000,000 nominal amount of the Yen Notes, €3 for each €1,000 nominal amount of the Euro 2011 Notes and U.S.$3 for each U.S.$1,000 nominal amount of the Dollar Notes to holders of such Notes who have properly delivered valid and unrevoked consents with respect to such Notes on or prior to 5:00 p.m. London time on 13 November 2008, unless such date is extended by StatoilHydro ASA in its sole discretion (the “Early Expiration Deadline”); or
  late consent payments of €100 for each €100,000 nominal amount of the Euro 2029 Notes, £1 for each £1,000 nominal amount of the Sterling Notes, ¥100,000 for each ¥100,000,000 nominal amount of the Yen Notes, €1 for each €1,000 nominal amount of the Euro 2011 Notes and U.S.$1 for each U.S.$1,000 nominal amount of the Dollar Notes to holders of such Notes who have properly delivered valid consents with respect to such series of Notes after the Early Expiration Deadline but prior to 10:00 a.m. London time on 25 November 2008, unless such date is extended by StatoilHydro ASA.

The consent solicitation for the Notes is being made upon the terms and is subject to the conditions set forth in the consent solicitation statement dated 29 October 2008. Meetings of holders of the Notes will be held on 27 November 2008.

Barclays Capital is acting as Solicitation Agent. Questions with respect to the terms of the consent solicitation should be directed to Barclays Capital at +44 (0)20 7773 8990.

Lucid Issuer Services Limited (“Lucid”) has been retained to act as Information Agent and Tabulation Agent with respect to the consent solicitation. Requests for assistance in completing and delivering the consent solicitation statement, related documents, requests for additional copies of such documents and questions relating to the payment of the consent payments should be directed to Lucid at +44 (0)20 7704 0880.

The €20,000,000 Step-up Notes due 2029 are listed on the Luxembourg Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: October 30, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer